Exhibit 99.3

Return on Equity and Assets Ratios

	Q1 2025	For the Year-Ended October 2024	For the Year-Ended October 2023(1)	For the Year-Ended October 2022
Return on Assets	0.85%	0.77%	0.73%	0.84%
Return on Equity	16.8%	14.4%	14.3%	16.4%
Dividend Payout Ratio	42%	50%	52%	45%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.